UGI UTILITIES, INC.	UGI Utilities, Inc. 100 Kachel Boulevard, Suite 300 Post Office Box 12677 Reading, PA 19612-2677 (610) 796-3400 Telephone
April 7, 2008
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	UGI Utilities, Inc.
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 8, 2008
Form 8-K Filed November 14, 2007
File No. 1-1398
Dear Mr. Owings:
This letter is submitted by UGI Utilities, Inc. (the “Company”) to supplement the previous response submitted by our counsel, Linda L. Griggs, dated March 27, 2008 to the comments included in your letter dated March 10, 2008 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2007, filed November 29, 2007 and the Form 10-Q for the quarterly period ended December 31, 2007, filed February 8, 2008 and the Form 8-K filed November 14, 2007.
The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UGI UTILITIES, INC.
By:	/s/ John C. Barney
John C. Barney
Senior Vice President — Finance and Chief Financial Officer

cc.	David W. Trego Richard R. Eynon Linda L. Griggs, Morgan Lewis & Bockius LLP Barry J. Misthal, PricewaterhouseCoopers LLP